UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 000-16496

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Constar International Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Constar International Inc.

One Crown Way

Philadelphia, PA 19154

Constar International, Inc. 401(k) Savings Plan

Report of Independent Registered Public Accounting Firm

To the Participants and the Plan Administrator of Constar International Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Constar International Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Constar International Inc. 401(k) Retirement Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parente Randolph, LLC
Philadelphia, Pennsylvania
June 25, 2007

CONSTAR INTERNATIONAL INC.

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets:
Investments, at fair value	$44,860,738	$40,821,271

Total assets	44,860,738	40,821,271

Liabilities	—	—

Net assets available for benefits at fair value	44,860,738	40,821,271
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	182,827	88,106

Net assets available for benefits	$45,043,565	$40,909,377

See accompanying Notes to Financial Statements.

CONSTAR INTERNATIONAL INC.

401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2006	2005
Additions to net assets:
Investment income:
Interest and dividend income, investments	$377,136	$842,105
Interest income, participant loans	108,264	88,848
Net appreciation in fair value of investments	4,488,573	1,797,768

	4,973,973	2,728,721

Contributions:
Employer	1,005,495	986,047
Participant	2,870,691	2,824,573
Rollovers	65,747	167,085

	3,941,933	3,977,705

Total additions	8,915,906	6,706,426

Deductions from net assets:
Benefits paid to participants	4,731,248	1,898,177
Administrative expenses	50,470	49,526

Total deductions	4,781,718	1,947,703

Net increase in net assets	4,134,188	4,758,723

Net assets available for benefits:
Beginning of year	40,909,377	36,150,654

End of year	$45,043,565	$40,909,377

See accompanying Notes to Financial Statements.

CONSTAR INTERNATIONAL INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 1—DESCRIPTION OF PLAN

The following description of the Constar International Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Prior to its initial public offering (the “IPO”) on November 20, 2002, Constar International Inc. (the “Company” or “Constar”) had operated as a wholly owned subsidiary of Crown Cork & Seal Company, Inc. As a result of the IPO, participant accounts of Constar employees were transferred into the Plan from Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan and Crown Cork & Seal Company, Inc. (“Crown”) Retirement Thrift Plan effective November 21, 2002.

General

The Plan is a defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees of the Company may save regularly through compensation deferrals, savings contributions, and through Company matching contributions. Compensation is generally defined as salary, wages, overtime payments, bonuses, commissions, vacation pay, and sick pay. Generally, full-time employees are eligible to participate in the Plan upon the first day of the month following completion of 30 days of employment. Part-time employees are generally eligible to participate as of the first day of the month following the completion of a 12 consecutive month period during which the employee is credited with 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and certain provisions of the Internal Revenue Code (the “IRC”).

Contributions

There are several components to the contribution structure of the Plan: a participant compensation deferral 401(k) component, catch-up contribution component, savings contribution component, and a Company matching contribution component. The compensation deferral 401(k) component of the Plan allows pre-tax employee contributions of 2% to 100% of annual compensation. Pre-tax contribution amounts are subject to certain limitations. The catch-up contribution component allows for catch-up contributions to be made in accordance with section 414(v) of the IRC by eligible employees who have attained age 50 before the close of the Plan year. The savings contributions component allows after-tax employee contributions of 1% to 5% of annual compensation. The Company makes matching contributions equal to 50% of the employee’s compensation deferral contribution, up to the first 3% or 6% of the compensation contributed by the employee, depending on the primary place of employment, as described in the provisions of the Plan. In no event may the total of participant compensation deferral 401(k) component, catch-up contribution component, savings contribution component, and a Company matching contribution component, exceed the lesser of $42,000 or 100% of a participant’s compensation, as defined in Treasury Regulation Section 1.415-2(d), for any participant in a calendar year, subject to certain cost-of-living adjustments. Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan.

CONSTAR INTERNATIONAL INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the participant’s allocation of the Company’s contribution, as described above. Plan earnings, after expenses, are allocated to the participant’s account based on participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution plus actual earnings thereon is based on years of continuous service. Generally, a participant is 100 percent vested after four years of credited service.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s vested balance. Loan terms range from 1 to 5 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan. Interest rates on loans outstanding as of December 31, 2006 range from 5.00% to 10.50%. Principal and interest is paid ratably through payroll deductions. Generally, a participant may not have more than one outstanding loan at any one time.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account or rollover the vested balance into a specified qualifying account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in cash, with the exception of company stock which is paid in cash or company stock.

Forfeited Accounts

When certain terminations of participation in the plan occur, the non-vested portion of the participant account, as defined, represents a forfeiture. Forfeitures may be used to reduce future employer contributions. Forfeitures of $50,793 and $65,167 reduced employer contributions in 2006 and 2005, respectively. Forfeited non-vested amounts available for use totaled $60 and $190 at December 31, 2006 and 2005, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their employer contributions.

Adoption of New Accounting Guidance

The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as a retroactive adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005, presented for comparative purposes. The adoption of the FSP had no effect on the statement of changes in net assets available for benefits for any period presented.

CONSTAR INTERNATIONAL INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common/collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments. Common/collective trust funds with underlying investments in investment contracts are valued at fair market value of the contracts and then adjusted by the issuer to contract value.

In 2006, the Plan invested in the Wells Fargo Stable Return Bond Fund N (the “Fund”), a stable value fund that is a common/collective trust fund. The fund may invest in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and a return of fully accrued contract value at maturity. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

In 2005, the Plan invested in the SunTrust Retirement Stable Asset Fund (the “SunTrust Fund”), a stable value fund that is a common/collective trust fund. The SunTrust Fund invested in investment contracts and synthetic investment contracts.

The Company and Crown stock funds are valued at their year-end unit closing price (comprised of year-end market price plus un-invested cash position).

Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

CONSTAR INTERNATIONAL INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

3—INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2006	2005
Wells Fargo Stable Return Fund	$12,739,153	$—
Wells Fargo Advantage Index Fund	7,489,389
Van Kampen Equity Income Fund	3,887,818	—
Crown Cork & Seal Company, Inc. Stock Fund	3,479,392	4,026,511
Constar International, Inc. Stock Fund	2,530,685	—
STI Classic Small Cap Growth Stock	2,423,874
American Europacific Growth Fund	2,395,194
SunTrust Retirement Stable Asset Fund	—	12,420,982
SunTrust Retirement 500 Index FD Class BSU	—	7,031,356
MFS Total Return Fund	—	3,485,755
SunTrust Investment Classic Small Capital Growth Stock Fund	—	2,894,951
Vanguard Total Bond Market Index Fund	—	2,301,716

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
	2006	2005
Common/collective trust fund	$542,331	$418,671
Mutual funds	2,147,663	357,093
Common stock	1,798,579	1,022,004

Net appreciation in fair value of investments	$4,488,573	$1,797,768

4—RELATED PARTY TRANSACTIONS

The Plan invested in shares of mutual funds managed by affiliates of SunTrust Bank (the previous “trustee”) for the period January 1, 2006 through April 3, 2006 and Wells Fargo Bank, N.A. (the current “trustee”) for the period April 3, 2006 through December 31, 2006. The Plan also invests in shares of the Company’s stock through the Constar International Stock Fund and shares of Crown stock through the Crown Cork & Seal Company, Inc. Stock Fund. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

5—PLAN EXPENSES

All recordkeeping expenses for the administration of the Plan are paid by the participants and certain miscellaneous fees are paid by the Company.

6—TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated April 17, 2003 that the Plan was qualified under Section 401(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7—CHANGE IN TRUSTEE

Effective April 3, 2006, plan assets were transferred from SunTrust Bank to the current trustee of the plan, Wells Fargo Bank, N.A.

CONSTAR INTERNATIONAL INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

8—RISKS AND UNCERTAINTIES

The Plan provides for investment options in various funds which invest in equity and debt securities and other investments. Such investments are exposed to various risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of these investment securities will occur in the near term and that such changes could materially impact participants’ account balances and the amounts reported in the financial statements. At December 31, 2006 and 2005, approximately 6% and 3%, respectively, of the Plans net assets were invested in the common stock of the Company.

9—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2006 and 2005:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$45,043,565	$40,909,377
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(182,827)	(88,106)

Net assets available for benefits per Form 5500	$44,860,738	$40,821,271

Net increase in net assets per the financial statements	$4,134,188	$4,758,723
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(182,827)	(88,106)

Net income per Form 5500	$3,951,361	$4,670,617

10—PLAN AMENDMENT

In December 2006, the Administrative Committee of Constar International Inc. 401(k) Retirement Savings Plan elected to change the Plan to a safe-harbor Plan effective January 1, 2008. As such, the plan will no longer be required to conduct certain non-discrimination tests. Company matching contributions and vesting rules were amended, effective April 1, 2007 to comply with safe-harbor regulations.

CONSTAR INTERNATIONAL INC.	Schedule I
401(k) RETIREMENT SAVINGS PLAN

Schedule of Assets (Held at End of Year)

As of December 31, 2006

Constar International Inc., EIN 13-1889304 Plan Number: 001

Form 5500, Schedule H, Line 4i:

	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current Value
*	Wells Fargo	Wells Fargo Stable Return Fund	Common/Collective Trust	$12,739,153
*	Wells Fargo	Wells Fargo Advantage Index Fund	Mutual Fund	7,489,389
	Van Kampen	Van Kampen Equity Income Fund	Mutual Fund	3,887,818

*	Crown Cork & Seal Company, Inc.	Crown Cork & Seal Company, Inc. Stock Fund	Common Stock Fund	3,479,392
*	Constar International, Inc.	Constar International, Inc. Stock Fund	Common Stock Fund	2,530,685
	STI	STI Classic Small Cap Growth Stock	Mutual Fund	2,423,874
	American Funds	American Europacific Growth Fund	Mutual Fund	2,395,194
*	Wells Fargo	Wells Fargo Advantage Total Return	Mutual Fund	2,024,984
	Dodge & Cox	Dodge & Cox Stock Fund	Mutual Fund	1,958,475
	Goldman Sachs	Goldman Sachs Mid-cap Value Fund	Mutual Fund	1,587,267
*	Wells Fargo	Wells Fargo Advantage Small Company Value Fund	Mutual Fund	1,055,972
	T. Rowe Price	T. Rowe Price Growth Stock Fund	Mutual Fund	739,735
*	Wells Fargo	Wells Fargo Advantage Discovery Fund	Mutual Fund	499,271
*	Wells Fargo	Wells Fargo Advantage Dow Jones Target 2020	Mutual Fund	137,408
*	Wells Fargo	Wells Fargo Advantage Dow Jones Target 2030	Mutual Fund	85,087
*	Wells Fargo	Wells Fargo Advantage Dow Jones Target 2010	Mutual Fund	67,269
*	Wells Fargo	Wells Fargo Advantage Dow Jones Target 2040	Mutual Fund	46,648
*	Wells Fargo	Wells Fargo Advantage Dow Jones Target Today	Mutual Fund	711
*	Participant loans	Constar International, Inc. 401(k) Savings Plan	Participant Loans (5.00% - 10.50%)	1,712,406

				$44,860,738

*	Party-in-interest as defined by ERISA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

CONSTAR INTERNATIONAL INC. 401 (K) RETIREMENT SAVINGS PLAN

By:	/s/ Walter S. Sobon
Walter S. Sobon Executive Vice President and Chief Financial Officer, Constar International Inc. Member of 401(k) Retirement Savings Plan Administrative Committee

Date: June 28, 2007

INDEX TO EXHIBITS

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm